SENSUS HEALTHCARE, INC

851 Broken Sound Parkway
Boca Raton, FL 33487

                      December 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	Sensus Healthcare, Inc. — Request for Acceleration
Registration Statement on Form S-3
File No. 333-221371

Dear Mr. French:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Sensus Healthcare, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on Thursday, December 7, 2017, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David Scileppi of Gunster, Yoakley & Stewart P.A. at (954) 713-6433.

Yours truly,

Sensus Healthcare, Inc.

/s/ Arthur Levine

Name: Arthur Levine

Title: Chief Financial Officer

cc:	David C. Scileppi, Esq.
Gunster, Yoakley & Stewart P.A.